ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341



06014301

7 June 2006



MACQUARIE
BANK

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH. D.C.
199
SECTION


MACQUARIE
BANK

ASX Release

CLARIFICATION REGARDING MACQUARIE BANK INVOLVEMENT IN EUROTUNNEL RESTRUCTURING

01 June 2006 - Macquarie Bank Limited notes the statement made overnight by Eurotunnel ('Key features of the Preliminary restructuring Agreement executed between Eurotunnel and the Ad Hoc Committee members'), which refers to a group of financiers and investors comprised of Goldman Sachs, Macquarie and Barclays.

Macquarie's participation in the Eurotunnel restructuring will be as follows:

- It is proposed that Macquarie European Infrastructure Funds (MEIF) I and II will participate in the issue of hybrid notes.
- Macquarie Bank will act as adviser to MEIF I and II.
- It is proposed that Macquarie Bank will act as a debt underwriter with the other participants for a portion of the mezzanine debt.

For further information, please contact:

Erica Sibree, Investor Relations — Tel: +61 2 8232 5008

Matthew Russell, Media Relations — Tel: +61 2 8232 4102

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

1 June 2006

Company Announcements Office
Australian Stock Exchange Limited
Via: ASX Online

Dear Sirs

ASX waiver from Listing Rule 14.11

Macquarie Bank Limited (the "Bank") advises that it has been granted a waiver from Listing Rule 14.11 of the Australian Stock Exchange Listing Rules to the extent necessary to not comply with the voting exclusion statement for three agenda items under Listing Rule 10.14 (the "Items") which will be contained in the notice of the 2006 Annual General Meeting of the Bank, and to permit the Bank not to disregard any votes cast on the Items by trustees of trusts in relation to which a director of the Bank who is entitled to participate in any employee incentive scheme referred to in the Items benefits, or is capable of benefiting (the "Voting Director") (other than a trustee of a trust in which the majority of beneficiaries or potential beneficiaries are family members of the Voting Director) such that:

1. a trustee of a unit trust in which a Voting Director holds less than 20% of the trust units; or

2. a trustee of a fixed trust (other than a unit trust) in which a Voting Director has a beneficial interest in less than 20% of the trust assets,

is not excluded from voting on the Items.

Yours faithfully

Dennis Leong
Company Secretary


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2006
WASH. D.C.
199
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,030
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,332 @ $24.49 1,666 @ $28.74 2,666 @ $30.51 1,666 @ $33.00 12,700 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,030 on 07/06/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,273,232	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,125,528	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 June 2006
(Assistant Company Secretary)

Print name: Amelia Cho

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH., D.C.
JUN 12 2006
198

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,335
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,000 @ $27.53 3,333 @ $30.51 15,002 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21,335 on 06/06/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,251,202 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,152,792 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 June 2006
(Assistant Company Secretary)

Print name: Amelia Cho

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement



Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,000 @ $34.71 1,168 @ $36.36
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,168 on 05/06/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,229,867 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,170,127 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

5 June 2006


MACQUARIE
BANK
SEC MAIL
RECEIVED
JUN 12 2006
PROCESSING
SECTION
199

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 2 June 2006, was 0.323%.

Yours faithfully

Dennis Leong
Company Secretary


SEC MAIL
PROCESSING
RECEIVED
JUN 12 2006
WASH, D.C.
199
SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,590
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $20.50 4,967 @ $28.41 3,933 @ $28.74 899 @ $30.51 4,166 @ $32.26 2,000 @ $33.01 500 @ $34.71 3,334 @ $36.68 1,750 @ $40.81 375 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23,590 on 02/06/06

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
243,212,699	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,187,295	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3600 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

2 June 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney, 2000

Dear Sir/Madam,

Issue Price for Shares to be issued under the Dividend Reinvestment Plan (DRP) in July 2006

Please be advised that the issue price for new shares to be allotted pursuant to the operation of the Macquarie Bank Limited DRP in respect of the ordinary final dividend to be paid on 5 July 2006, including the 2.5% discount to the 'Market Value', as defined in the DRP Rules, will be $63.60 per share.

Yours faithfully

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	18 May 2006 but 12 December 2005 re Macquarie Bank Limited ("MBL") shares and Options over MBL shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest Bond Street Custodians Limited is the bare trustee for Barrie Martin in respect of Non-Executive Director options.
Date of change	31 May 2006
No. of securities held prior to change	MBL unlisted options: • 1,700 options exercisable at $34.71 each and expiring on 2 August 2006. MBL shares: • 8,389 MBL shares held directly by Barrie Martin (of which 6,106 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 585 shares held by Wolli Investments Pty Limited.
Class	• MBL fully paid ordinary shares; and • Unlisted options over unissued MBL fully paid ordinary shares
Number acquired	1,000 MBL shares acquired on exercise of the employee options below on 31 May 2006

Number disposed	1,000 options over MBL shares exercisable at $34.71 each and expiring on 2 August 2006
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$34,710 in respect of shares acquired on exercise of options by Barrie Martin.
No. of securities held after change	MBL unlisted options: • 700 options exercisable at $34.71 each and expiring on 2 August 2006. MBL shares: • 9,389 MBL shares held directly by Barrie Martin (of which 6,106 were acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 585 shares held by Wolli Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options held under the Non-Executive Director Share Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 June 2006

G:\CAG\COS\DLeong\BRD\ASX notices\MARTIN\brm02062006.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,166 @ $33.45 20,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24,166 on 01/06/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,189,109 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,210,885 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 June 2006
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited:


File Number: 82-34740


SEC RECEIVED
JUN 1 2 2006
WASH. D.C.
199
SECTION
Macquarie
Bank Limited
North American
Operational Brie
Presentation to Investors and A
2 June 2006


Disclaimer
The name "Macquarie" refers to the Macquarie group, which comprises Macquarie Bank Limited and its worldwide subsidiaries, affiliates, and the funds or companies that they manage.
Future results are impossible to predict. Opinions and estimates offered in this presentation constitute our judgement and are subject to change without notice, as are statements about market trends, which are based on current market conditions. This presentation may include forward-looking statements that represent opinions, estimates and forecasts, which may not be realized. We believe the information provided herein is reliable, as of the date hereof, but do not warrant its accuracy or completeness. In preparing these materials, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources.
Macquarie Bank Limited is not licensed to conduct banking business in the United States. It maintains Representative Offices in New York, Texas, California and Washington. With respect to matters pertaining to US securities laws, and to the extent required by such laws, Macquarie Bank Limited and its worldwide subsidiaries consult with, and act through, Macquarie Securities (USA) Inc., a registered broker-dealer and member of NASD, or another US broker-dealer.
Any Macquarie subsidiary noted in this presentation is not an authorized deposit-taking institution for the purposes of banking act (Commonwealth of Australia) 1959, and such subsidiaries obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of any such subsidiary.
2


Agenda
1. Introduction
Richard Sheppard
2. Overview of offshore expansion
Greg Ward
3. Treasury & Commodities
Andrew Downe
4. Investment Banking
Murray Bleach
5. Banking & Property
Mark Baillie
3


Greg Ward
Chief Financial Of
verview of offshore expa


Macquarie's global offices
Almost 8,200 employees in 24 countries, 25% increase on pcp
Over 2,500 international employees, 44% increase on pcp
EUROPE
615 staff
MIDDLE EAST
11 staff
ASIA
1,103 staff
NORTH AMERICA
638 staff
AFRICA
22 staff
AUSTRALIA
5,666 staff
NEW ZEALAND
103 staff
SOUTH AMERICA
25 staff
Staff and offices numbers as at 31 March 2006
* Medallist Developments (JV) office. JV staff not included in headcount
5


International income growth
48% of total income
$Am
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
6



International income growing across all Groups
$Ab
International
Australian
2.5
2.0
1.5
1.0
0.5
0.0
21%
68%
4%
22%
53%
60%
FMG
EMG
FSG
BPG
TCG
IBG
7



Income growing in all regions
Australia - up 15% on pcp (excl MGQ)
Asia Pacific- up 94% on pcp
Europe & Middle East - up 47% on pcp
Americas - up 34% on pcp
8



Staff growing in all regions
Australia - up 16% on pcp
Asia Pacific - up 34% on pcp
Europe & Middle East - up 63% on pcp
Americas - up 48% on pcp
9



Specialist fund raisings
• $A11.7b raised in the last year; 55% from international investors
$Ab
12
10
8
6
4
2
0
10

Region	Raising ($Am)
Europe, Africa & Middle East	1,721
Americas	1,609
Asia Pacific	2,932
Australia	5,199
TOTAL 2006	$A11.7b



Internationalisation continues
• Institutional holders account for around 66% of the stock
• Staff hold approx. 5% of issued capital, other retail around 28%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2006
MBL Staff
Retail
Asian Institutions
European Institutions
North American Institutions
Australian Institutions
Data at 22 August 2003 and 20 April 2006
11



Broad strategy
International Strategy
Focused
Other international markets
Broad investment banking
Asia-Pacific
Full-service
Australia
• Embracing globalisation
• Focus where we can add special value
• Complement domestic market participants
12


In the Americas
Key statistics
19 office locations in 3 countries
Regional headquarters – New York
30+ businesses
Over 630 staff
Broad representation from Macquarie operating Groups
— Investment Banking Group (IBG)
— Treasury and Commodities Group (T&C)
— Equity Markets Group (EMG)
— Banking and Property Group (BPG)
— Funds Management Group (FMG)
Winnipeg
Toronto
Montreal
Boston
New York
Charleston
Memphis
Miami
Jupiter
Jacksonville
Vancouver
Seattle
Chicago
San Francisco
San Jose
Los Angeles
San Diego
Houston
Sao Paulo
13


North American businesses
Investment Banking Group
Investment Banking Funds (IBF formerly ISF)
Telecommunications, media, entertainment & technology
Infrastructure & utilities
Industrials
Financial products
Resources
Institutional equities
Equipment leasing
Banking and Property Group
Real estate
Real estate capital
Residential mortgages
Real estate structured finance
Treasury and Commodity Group
Debt markets
Emerging markets
Commodity markets
Natural gas trading
Oil & gas
Metals & energy capital
Commodity margin lending
Equity Markets Group
Equity derivatives
Funds Management Group
Macquarie Fund Adviser
Private equity funds management
14


Managing our growth offshore
International growth is complemented by the roll-out of prudential framework
Compliance, Financial Operations and Risk Management functions report centrally to Head Office rather than local management
International head count growth
Business headcount
Risk and operational staff as % of business head count
Business Head Count
Support Head Count as a % of total Business Head Count
2500
2000
1500
1000
500
0
25%
20%
15%
10%
5%
0%
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
15


Managing our growth offshore
High numbers of senior, Macquarie experienced staff integrated with local workforce
Total Director Headcount
Hired direct locally
Previous MBL Sydney experience
300
250
200
150
100
50
0
Asia
Americas
Europe
NZ
16


Managing our growth offshore
Same rules apply as onshore
Timely and comprehensive reporting on compliance and risk matters
Internal Audit devotes more resources to offshore businesses
Frequent senior management visits offshore
Controls over trading payments largely centralised in Sydney
Lending and trading activities concentrated in certain offices
Increasing awareness of Macquarie brand internationally is improving our ability to attract high quality staff
17


Private Equity Funds Management
Private Equity Funds Management
US operations headquartered in Carlsbad, San Diego
Macquarie Funds Management* has been a market leader in introducing the unique and growing private equity market to investors since 1996
Currently manages more than $US1.5 billion in private equity assets globally
Five private equity investment professionals located in Sydney, Australia and three located near San Diego
Disciplined and extensive investment process designed to provide a risk controlled, professionally managed portfolio with diversified exposure to high quality private equity funds managed by top-performing private equity managers
Offers both a discretionary advisory and fund-of-funds approach to private equity investing with a dedicated focus on investment selection and access, portfolio construction and client service
San Diego
18


Equity Derivatives
Equity Derivatives
• Macquarie Securities (USA) Inc. services Macquarie's Equity Markets Group's (EMG) activities in equity trading, product origination, structuring, equity based managed funds, equity finance, warrants and derivatives sales and distribution
• Offices in Australia, Hong Kong, Singapore, Japan, South Korea, South Africa, Europe, United States and Brazil
• Business focuses on utilising its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients over all major Asian, European, and US equity markets
• Manages the underlying risk associated with US equity linked products distributed in Asia and Australia
• Participates in the US stock borrow and lending market
• Front office and support staff facilitate key business activities of Equity Linked Products and Global Equity Finance
• 27 staff in the Americas (including Brazil)*
New York
* At March 2006
19


Greg Ward
Chief Financial Officer


Andrew Downe
Treasury & Commodities


Staff & Customers Worldwide
London 60
New York 38
Abu Dhabi 5
Shanghai 1
Vancouver 4
Seoul 15
Los Angeles 52
Tokyo 1
Charleston 8
Hong Kong 7
Houston 15
Miami 13
Moree 1
Sao Paulo 12
Perth 8
Brisbane 2
Sydney 244
2006 Total Staff: 142
% of Staff: 30%
2005 Total Staff: 66
Johannesburg 2
Melbourne 6
Christchurch 1
Customer location
Staff number/ location
22


T & C – Americas
142 staff across five channels
T&C Americas
Futures
Metals & Energy Capital
Debt Markets
Commodity Markets
Emerging Markets
Base & Precious Metals
Oil & Gas
Macquarie Cook
Cotton
Brazil
Investor Products
Commodity Finance
Alternative Energy
23


Futures
• Execution of exchange traded derivatives
• Particular focus on Energy Products
• Complimentary to Commodity Markets Division
Future Opportunities
• Final stages of Futures Commission Merchant approval, allowing execution and clearing of US contracts for US clients
• Full service will include margin financing
• US exchanges moving to electronic will improve profits
• Plan to expand to 5 people
24



Metals & Energy Capital
Provide Capital across the risk spectrum
— Conforming Senior Debt
— Structured and Project Finance Subordinated Debt
— Corporate Restructuring and Recapitalisation (Bridge)
— Equity Capital
Provide hedging solutions and structured derivatives
— Precious and Base Metals
— Oil & Gas in combination with Commodity Markets Division
Energy Capital – Houston 13 staff
Metals – New York 4 staff and Vancouver 4 staff
25



Metals & Energy Capital
Finance deal size typically $US10 -100m
Energy customers – small cap and unlisted independents
Metals customers – small to large cap listed companies
North American focused in Energy and internationally focused in Metals
Future Opportunities
Growth Opportunities in North America have come from cyclical declines in competitor numbers and the sheer volume of potential customers and high level of M&A and development activity in Resources
Geographic growth initiatives are selectively targeting South America for both Metals and Energy, and Eastern Europe for Energy, leveraging off the technical expertise base in Houston
26

Debt Capital Markets
Structured Finance

- "Niche focus" in capital markets and structured derivatives
- Draws upon market leadership and product knowledge in Australia for technical support and distribution
- Supports and leverages other MBL businesses in the US:
  - Investment banking
  - Infrastructure and property funds
  - Commodity businesses
  - Macquarie mortgages

27



Macquarie Cook Energy
As part of the Commodities Markets Division, Macquarie Cook Energy is a leading energy trading and marketing company servicing North America's largest producers, utilities, industrial users and other large wholesale energy sector participants
— Acquired on 1 November, 2005 and rebranded as Macquarie Cook Energy effective 31 March, 2006
Primary business activities include:
— Physical trading – buy and sell natural gas, asset opportunities, pipeline imbalance trading, and basis trading
— Financial trading – buy and sell natural gas futures, swaps and options
— Risk management – provide hedging solutions to clients
— Over 500 counterparties across the US, Canada and Mexico
Future Opportunities
Asset ownership opportunities
Leverage established trading platform to enter other commodities
28



Macquarie Cotton
Approximately 30 Staff
Global Presence – Charleston, New York, Sydney and Shanghai
Top 10 US exporter
Traded US, Brazilian, Australian, and West African Cotton
Future Opportunities
Consolidation of cotton business as top 4 or 5 US exporter
Expand OTC business
Expand Financing business
29



Brazil
Very strong local presence....
10 staff
Offer tailor-made hedging and structured export finance solutions to agricultural producers
Trade physical cotton
Futures Opportunities
Rapidly expanding agriculture production
Expand into energy and carbon credits
Look up and down the capital structure
30


Commodity Investor Products
• 5 staff in NY
• Investors looking for alternative investments
• Commodities are now an accepted Asset Class
• We are the 'product engine' to Wall St,Private Banks, and other institutional investors
• Have distributed approx. $US700m in the US, Canada, and Latin America
• Correlation book introduced in 2005
Future Opportunities
• Be the platform for a large T&C investor products business
• Grow client base
• Hybrid products to begin 2006
• Commodity Funds and Fund of Funds
31


Commodity Finance
Commodity Margin Lending
• New initiative (6 months running)
• 3 staff in NY
• Part of full service solution for our clients
Our Angle
• Working Capital Finance
• Backed by physical commodities or solid collateral
• Focus on intermediaries and producers
• Provide an integrated financing, hedging, and physical solutions to leverage returns
• Occasional equity-like participation available
• 7 mandates so far – Energy/Agriculture
• Gradually expand internationally
32


Alternative Energy
The Opportunity:
• Natural Space
— Macquarie Cook gas capabilities
— Corn derivative hedging
— Ethanol trading and hedging
• Established Lansing Ethanol JV
— Trade US Physical Ethanol
— Offer multi-year margin protection for ethanol plants
• Finance angle
— Senior and Mezzanine $US1.2b of financing in the pipeline for ethanol per year until 2012 needed
— Equity Participation
US Ethanol Production
million gallons
Historic Production
Mandated Production
33


Emerging Markets
Macquarie Securities USA Inc.
• NASD registered U.S. broker/dealer based in Miami
• Established in March 2006 as a branch of Macquarie Securities USA Inc. following the hiring of a team of 14 staff
• Talented team with a successful track record built up over the past 15 years and a good cultural fit to Macquarie
• Core business is margin trading of Latin American and G-10 sovereign bonds
• The business covers clients and fixed interest markets in Argentina, Brazil, the Caribbean, Chile, Colombia, Costa Rica, El Salvador, Guatemala, Mexico, Nicaragua, Panama, Peru, Uruguay and Venezuela
• Clients are primarily in the financial sector (banks, pension funds, life companies, fund managers)
• Strong opportunity for businesses across the bank to deliver their products and services to a new set of investors via this platform
34


Andrew Downe
Treasury & Commodities


Murray Bleach
Investment Banking


Investment Banking Group
Timeline
Pre 1994
1994
1995
1998
1999
2000
2001
2002
2003
2004
2005
2006
Fly-in Fly-out Operations
NEW YORK Cross Border Leasing
NEW YORK Infrastructure Advisory
TORONTO Infrastructure Funds Management
TORONTO Macquarie Capital
NEW YORK Infrastructure Funds Management
SAN DIEGO Macquarie Capital
HOUSTON Resources Advisory
NEW YORK Institutional Equities
TORONTO Infrastructure Advisory
Resources Advisory
VANCOUVER Resources Advisory
VANCOUVER Infrastructure Advisory
VANCOUVER Macquarie Capital
SAN FRANCISCO, BOSTON Institutional Equities
WINNIPEG MONTREAL Macquarie Capital
37


Office Locations and Staff Growth
IBG OFFICE LOCATIONS
Winnipeg
- Macquarie Capital
Vancouver
- Corporate Finance
- Macquarie Capital
Toronto
- Corporate Finance
- Investment Banking Funds (IBF)
- Macquarie Capital
Montreal
- Macquarie Capital
Boston
- Institutional Equities
San Francisco
- Institutional Equities
New York
- Corporate Finance
- Financial Products
- Investment Banking Funds (IBF)
- Institutional Equities
- Macquarie Capital
San Jose
- Macquarie Capital
Houston
- Corporate Finance
- Investment Banking Funds (IBF)
Los Angeles
- Four Corners
San Diego
- Macquarie Capital
IBG STAFF GROWTH *
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
IBF FP CF Mac Cap Equities
* Four Corners JV staff not included
38


IBG Businesses
North America
INSTITUTIONAL EQUITIES (MACQUARIE SECURITIES)
• Long-established, leading broker of Australian, pan-Asian & Japanese equities to US Institutional clients
• 2006 US Greenwich survey
— Australian product – No. 1 on all key measures
— Asian product – 6th overall (up from 11th in 2005)
— Japanese product – New team, significant emerging presence
FINANCIAL PRODUCTS
• Creation and ongoing management of $US750m of retail investor funds (NYSE:MFD, NYSE:MGU)
• Focused on strategy of investing in specialist asset managers (eg. Four Corners)
• Structuring of acquisitions and other transactions
MACQUARIE CAPITAL
• Equipment leasing across a range of sectors (IT, electronics, rail cars). Strong growth in existing businesses; Entry into new markets and new classes of asset leasing
• Recently selected as technology Lessor of Record for Government Ministries in Province of Ontario
• Increased focus on lending activities
39


IBG Businesses
North America
CORPORATE FINANCE – RESOURCES
• Established leader in M&A advisory to global natural resources sector
• Silver sector advisory specialization
— $C1.6b sale of Western Silver – largest undeveloped precious metals transaction ever
— Series of innovative by-product silver stream sales for base metals producers
• One of largest all-cash gold company transactions – Guinor Gold, $US328m
CORPORATE FINANCE – INDUSTRIALS
• Broadened investment scope beyond infrastructure
• Seeking investment opportunities in privileged businesses - demonstrate strong cashflows and meaningful market share
— Completed transactions include Icon Parking & Smarte Carte
• Also advising several external clients
CORPORATE FINANCE – TELCO, MEDIA, ENTERTAINMENT & TECHNOLOGY (TMET)
• Dedicated North American TMET advisory team (New York, Toronto)
• Pursuing investment opportunities in a variety of TMET sub-sectors
40


Infrastructure North America
Broker
Financial Adviser
Underwriter
Fund & Asset Manager
Principal
GOVERNANCE SEPARATION
Infrastructure Advisory
• Nth American executives = 85
• Sourcing infrastructure and specialized investments
• Significant deal origination skills and execution experience
• Part of global team of 375 infrastucture professionals
Investment Banking Funds
• Nth American executives = 40
• Nth American EUM = ~ $US4.5b*
• Investment evaluation
• Active asset management
• Part of global team of 450 staff worldwide
• Global EUM ~$US24.6b
41


Major Transactional Activity
TOLL ROADS
• Detroit-Windsor Tunnel
• 407 ETR Toll Road
• South Bay Expressway
• Chicago Skyway
• Sea-to-Sky Highway
• Dulles Greenway
• Edmonton Ring Road
• Indiana Toll Road *
ENERGY/ UTILITIES
• AltaLink
• Cardinal Power
• METC
• Path 15
• Thermal Chicago
• International Matex Tank Terminals
• The Gas Company *
• Aquarion Company *
SOCIAL
• Leisureworld
• Academic Ambulatory Care Centre
• Access Health Abbotsford
• Student Housing
AIRPORT RELATED
• AvPorts
• PCAA/ Avistar Airport Car Parks
• Atlantic Aviation
• Trajen Holdings *
INDUSTRIALS
• Icon Parking
• Smarte Carte
42


Infrastructure Equity Under Management
• Macquarie Essential Assets Partnership (MEAP) - EUM: $US394m*
— Fully committed
— Established May 2003
— Investments in four assets
• Macquarie Power & Infrastructure Income Fund (MPT) - EUM: $US250m*
— Listed April 2004 (TSX : MPT.UN)
— Investments in Cardinal Power and Leisureworld
• Macquarie Infrastructure Company (MIC) - EUM: $US866m*
— Listed December 2004 (NYSE : MIC)
— Investments in US, Australia, and the UK
US$ (millions)
1600
1400
1200
1000
800
600
400
200
0
'Mar 04
'Mar 05
'Sep 05
'Mar 06
MPT MIC MEAP
* Data as at 31 March 06. Chart does not include recently established US unlisted infrastructure fund, Macquarie Infrastructure Partners, or investments managed in North America on behalf of other funds including Macquarie Infrastructure Group (MIG)
43


Case Study
Airport Services
NOV 2002 GIF Acquires AvPorts $US50m
JUL 2004 MBL acquired Atlantic Aviation $US222m
AUG 2004 MBL acquires CalFBO with agmt to sell to MIC $US49m
DEC 2004 MIC lists NYSE Acquires Atlantic, CalFBO & AvPorts
AUG 2005 MIC acquires Las Vegas Executive Air $US58m
DEC 2005 MIC refinances airport services segment with $US300m facility
APR 2006 MIC agrees to acquire Trajen Holdings $US339m
• US airport services sector – good example of IBG leveraging its full spectrum of investment banking and active asset management skills
— Combination of financial expertise, acquired sector knowledge, understanding risks
— With the completion of the Trajen acquisition, MIC will operate the second largest network of fixed base operations (FBOs) in the US
— Improved operating efficiency
— Ongoing acquisition opportunities in a fragmented market
• With maturation and education of market, more traditional airport acquisitions may also transpire
44


North American Environment and Our Strategy
Two-pronged approach
ASSETS
• Public
— Fiscal shortcomings
— Ageing infrastructure
— Real examples: Skyway, Indiana
— Role for long-term investors
• Private
— Sales by private equity & strategics
— "privileged" assets
CAPITAL
• Start of infrastructure as asset class
— Competition validates Macquarie story
• Huge investable pools of capital
Opportunity for Macquarie
• Maintain "1st Mover advantage"
45


Policies & control
Ensuring consistency & quality offshore
Strong risk management and extensive management reporting for businesses and investee companies
TYPE OF APPROVAL REQUIRED
PRINCIPAL DEALS
• IBG Prudential
• IBG Senior Management
• Local Risk Management Division ("RMD")
— Credit, finance, internal audit, compliance
• Accounting and Tax
• Central RMD
• MBL Executive Committee
• MBL Board (if required)
FUNDS
• IBF management
• IBF Fund Acquisition/ Coordination review
• Fund CEO
• Fund Board
46


2006/07 & Beyond
• Macquarie is the clear leader in infrastructure and has the strategy in place to maintain its position
• Excellent opportunities for growth, not only in infrastructure, but in other industry groups (Industrials, TMET, Resources) and other IBG divisions (Macquarie Capital, Equities, Financial Products)
• Macquarie is well positioned to capitalise on new developments and changes in the North American market
47


Murray Bleach
Investment Banking


Mark Baillie
Banking & Property


Banking & Property Group
Key Milestones in North America
1997
2001
2002
2003
2004
2005
2006
JUPITER
MBL and Greg Norman's Great White Shark Enterprises form Medallist Developments (Medallist)
CHICAGO
NEW YORK
MBL forms JV to establish Macquarie Capital Partners (MCP) / Macquarie Real Estate Inc. Real Estate Capital (REC)
Macquarie CountryWide Trust (MCW) forms JV with Regency Centers
MEMPHIS
Macquarie Mortgages USA (MMUSA)
SEATTLE
Real Estate Structured Finance (RESF)
JV with ProLogis to form Macquarie ProLogis Trust (MPR)
Strategic alliance with Archstone Smith
LOS ANGELES
RESF
JV with DDR to form Macquarie DDR Trust (MDT)
IRVINE
RESF
Macquarie Office trust (MOF) acquires Principal America Office Trust (PAO)
MCW acquires $US2.7 billion CalPERS portfolio with Regency Centers
MOF establishes $US1.2billion JV with Maguire Properties
Columns represent growth in US assets under management
50


Banking & Property Group
Staff & Office Locations in North America
181 staff across 7 offices in North America (including Macquarie Capital Partners and Medallist JVs)
Seattle
- Real Estate Structured Finance
Chicago
- Real Estate Capital
- Real Estate Investment Banking
New York
- Real Estate Capital
- Real Estate Investment Banking
Los Angeles
- Real Estate Structured Finance
Jupiter
- Residential Community Development
Irvine
- Real Estate Structured Finance
Memphis
- Residential Mortgages
51


Banking & Property Group
North American Business Snapshot

Business Name	Macquarie Real Estate Structured Finance	Macquarie Mortgages USA	Macquarie Capital Partners	Medallist Developments
Activity	Real Estate Structured Finance	Residential Mortgages	Real Estate Investment Banking	Residential Community Development
Type	Wholly owned by MBL	Wholly owned by MBL	Joint Venture between MBL and MCP Management	Joint Venture between MBL and Great White Shark Enterprises
Staff & Office Locations	21 Staff Seattle Los Angeles Irvine	94 staff Memphis	32 staff Chicago New York	21 staff Jupiter
Description	One stop shop for all capital tranches up to 100% of project cost	Provides innovative home financing solutions that allow borrows to enhance wealth and lifestyle	Global investment banking and advisory firm	Developer of premier residential communities
Key Milestones	Closed largest deal in the US: $US105 million senior financing for condo conversion, *Downtown LA – Jan 06*	Licensed in 34 states & written $US2.3 billion, or 8,787 mortgages under the Macquarie *brand in the US*	Completed 164 transactions totaling $US40.1 billion since 1991	6420 residential lots and 3 golf courses across 5 communities in 4 states in the US

52


Macquarie Real Estate
Real Estate Capital Business Snapshot
Drivers
• Australian superannuation flows
• Significant global increase in demand for securitized real estate product
Strategy
• Building off expertise developed in Australian market to continue to develop our business as a leading global manager of securitized real estate funds, both listed and unlisted
• Using a combination of investment banking and funds management skills to continue to develop and manage products that provide attractive risk adjusted returns to global real estate investors
How do we make money for MBL?
• Management fees
ie base, performance and asset management
• Sponsorship fees
• Principal positions in managed trusts
Staff
• 13
Office Locations
• Chicago and New York
53


Australian LPT market
Superannuation drives growth
Very large and growing superannuation industry
• 70% of the total investment management market
• Australian superannuation funds have grown 16.9% per annum since 1983
• Superannuation funds projected to double by 2011
• Government mandated 9%
• Due to limited domestic product, offshore investments have increased
Growth in Australian Superannuation Market
($A billions)
$2,500
$2,000
$1,500
$1,000
$500
$0
Forecasted
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Australian Superannuation Asset Allocations
Cash 10%
Other 7%
Australian Equities 28%
International Fixed Interest 4%
Australian Fixed Interest 18%
International Equities 20%
Property 13%
54


Australian Real Estate Capital Raisings
Macquarie is the leading issuer of listed real estate capital in Australia
Capital Raised January 2003 - March 2006
for assets acquired in Australia/New Zealand, United States, Asia and Europe
55


Key to Success
Partnering with Best of Breed
Macquarie CountryWide Trust (MCW)
Macquarie ProLogis Trust (MPR)
Macquarie DDR Trust (MDT)
Macquarie Office Trust (MOF)
Partner
ProLogis
Maguire
Equity Office
Sector Focus | Neighbourhood Retail | Industrial/ Distribution | Community Retail | Class-A Office
US Assets | 149[1] | 139[2] | 72 | 17[3]
US States (incl. DC) | 23 | 18 + Mexico | 24 | 10
Square Footage | 17.3m[1] | 35.2m | 15.0m | 11.3m
JV AUM | $US2.6b[1] | $US1.6b | $US1.9b | $US2.2b
Commencement | Jun 01 | Jun 02 | Nov 03 | Dec 03
ARCHSTONE SMITH
MBL has a strategic alliance with Archstone-Smith to explore US investment and Australian capital raising opportunities
56


Macquarie's North American Real Estate Assets
$US10.76 billion real estate assets under stewardship with JV partners
78.8 million sq ft of gross leaseable area across 377 properties in 33 US states + Mexico
Mexico
Properties
Gross Leaseable Area (sq ft '000s)
Value ($US m)
57


No. 1 Foreign Investor in US Real Estate
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$US millions
Australia
Canada
Europe (ex. Germany & UK)
Germany
Middle East
Other
Pacific Rim
United Kingdom
Macquarie
58


2006/07 & Beyond
Real Estate Capital
Continue to grow and enhance the performance of our existing managed trusts in conjunction with our partners
Enhance our access to US capital sources – both institutional and retail
Expand the number of trusts under management in alternative real estate sectors
Take principal positions to unlock value in US real estate sector
Real Estate Structured Finance
Expand real estate structured finance into new markets: USA: San Francisco, Phoenix, Chicago, Atlanta; Canada and Latin America
Services to include: debt advisory and placement and further leverage to opportunities through strategic use of principal commitment to deals and development entity co-investment
Macquarie Mortgages
Volumes down this year – inverse yield curve
Plan to launch retail (direct-to-consumer) presence in late 2006
Goal to be licensed in majority of US states by 2007
Existing core adjustable rate products to be enhanced with fixed interest loan products
59


Mark Baillie
Banking & Property


Macquarie
Bank Limited
North American
Operational
2 June 2006



Glossary

ABN	Australian Business Number
$A	Australian dollar
AUM	Assets Under Management
AUS	Australia
BPG	Banking and Property Group
$C	Canadian Dollars
CF	Corporate Finance
DRP	Dividend Reinvestment Plan
EMG	Equity Markets Group
EUM	Equity Under Management
FBO	Fixed base operations
FMG	Funds Management Group
FP	Financial Products
FSG	Financial Services Group
GIF	Global Infrastructure Fund
IBF	Investment Banking Funds
IBG	Investment Banking Group
JV	Joint Venture
M&A	Mergers and Acquisitions
MBL	Macquarie Bank Limited
MCP	Macquarie Capital Partners
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust

62

Glossary

MEAP	Macquarie Essential Assets Partnership
METC	Michigan Electric Transmission Company
MFD	Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund
MGQ	Macquarie Goodman Group
MGU	Macquarie Global Infrastructure Total Return Fund
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MMUSA	Macquarie Mortgages USA
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power & Infrastructure Income Fund
NY	New York
NZ	New Zealand
NYSE	New York Stock Exchange
OTC	Over the Counter
PAO	Principal America Office Trust
pcp	prior corresponding period
REC	Real Estate Capital
RESF	Real Estate Structured Finance
RMD	Risk Management Division
Sq ft	Square feet
TCG/T&C	Treasury and Commodities Group
TMET	Telecommunications, Media, Entertainment & Technology
UK	United Kingdom
USA/US	United States of America
$US	US Dollar

63